SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

EMULEX CORPORATION

(Name of Subject Company)

EMULEX CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

292475209

(CUSIP Number of Class of Securities)

Jeffrey W. Benck

President and Chief Executive Officer

Emulex Corporation

3333 Susan Street

Costa Mesa, California 92626

(714) 662-5600

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With copies to:

Marilyn W. Sonnie	Robert A. Profusek
Acting General Counsel	Jones Day
Emulex Corporation	222 East 41st Street
3333 Susan Street	New York, New York 10017
Costa Mesa, California 92626	(212) 326-3800
(714) 662-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the United States Securities and Exchange Commission (the “SEC”) on April 7, 2015 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Statement”) by Emulex Corporation, a Delaware corporation (“Emulex”). The Statement relates to the offer by Emerald Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Avago Technologies Wireless (U.S.A.) Manufacturing, Inc., a Delaware corporation (“Avago”) and an indirect wholly owned subsidiary of Avago Technologies Limited, a limited company organized under the laws of the Republic of Singapore (“Avago’s Parent”), to purchase all of Emulex’s outstanding common stock, par value of $0.10 per Share (the “Shares”), for $8.00 in cash per Share, without interest, subject to any withholding of taxes required by applicable law, in accordance with the Agreement and Plan of Merger, dated as of February 25, 2015, among Emulex, Avago and Purchaser (the “Merger Agreement”) and on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO filed on April 7, 2015 by Purchaser, Avago and Avago’s Parent, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.” The Offer is scheduled to expire at 12:00 midnight, New York City time on May 5, 2015 (one minute after 11:59 p.m., New York City time, on May 4, 2015), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The information in the Statement is incorporated in this Amendment by reference to all of the applicable items in the Statement, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement.

Item 8.      Additional Information

Item 8 of the Statement is amended and supplemented by deleting the sections and subsections titled “Other Material Information−Antitrust Compliance,” “Forecasted Financial Information” and “Certain Litigation” and replacing them with the following paragraphs:

Other Material Information

Antitrust Compliance

As of 11:59 p.m., New York City time, on April 14, 2015, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

Forecasted Financial Information

Except for quarterly guidance as to Emulex’s management’s expectations of Emulex’s financial performance for the following fiscal quarter, Emulex’s management does not as a matter of course make public projections or forecasts as to future performance or earnings. Emulex’s management does annually prepare, for consideration and approval by the Board, a one-year plan of expected results of operations for budgeting purposes (the “AOP”), as well as a forecast of two additional fiscal years for planning purposes, which are reviewed by the Board. The AOP and the two additional year forecasts are typically prepared on a “bottom up” basis, reflecting inputs from the managers of Emulex’s operating units, revised and refined by senior management and are not prepared with a view toward complying with generally accepted accounting principles in the United States (“GAAP”). The fiscal year 2015 AOP and forecasts for fiscal years 2016 and 2017 were prepared in May 2014 and provided to Avago in September 2014 (and to Sponsor A, Sponsor B and Company A during 2014) and are summarized in the following table:

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EMULEX CORPORATION FORECASTED
FINANCIAL INFORMATION

(Prepared by Emulex Senior Management in May 2014)

(in millions)

	Year Ending Sunday Nearest June 30,
	2015E	2016E	2017E
Revenue	$416.2	$420.1	$437.7
Non-GAAP net income (1)	$49.6	$56.7	$61.7
Adjusted EBITDA (1)	$76.3	$82.1	$87.6

(1)    Adjusted EBITDA (or adjusted earnings before interest, income taxes, depreciation and amortization) and non-GAAP net income are non-GAAP financial measures, as they exclude, or are subject to adjustments that effectively exclude, amounts included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements. Adjusted EBITDA and non-GAAP net income were provided by management to parties that participated in the third-party outreach process because Adjusted EBITDA is a financial metric commonly used in transactional settings, and management believed that non-GAAP net income portrayed Emulex’s business without certain charges that may not apply to potential third-party acquirors or if applicable may be different in kind or amount if Emulex were acquired. These measures are not in accordance with, or a substitute for, financial measures determined under GAAP, and may be different from or inconsistent with similarly labeled non-GAAP financial measures used by other companies. Adjusted EBITDA and non-GAAP net income should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity. Emulex also believes that the disclosure of these non-GAAP financial measures provides investors greater transparency to the information used by management for its financial and operational decision-making and enables investors to better understand Emulex’s period-over-period operating performance without regard to items that can vary substantially from company to company depending on financing and accounting methods, book values of assets, tax jurisdictions, capital structures and the methods by which assets were acquired.

For the forecasted periods of the fiscal years ending on the Sunday nearest June 30 of each of fiscal years 2015, 2016 and 2017, non-GAAP net income was calculated as follows:

	Year Ending Sunday Nearest June 30,
	2015E	2016E	2017E
Net income	$(6.5)	$8.9	$28.4
Adjustments for non-cash items:
Amortization (a)	$27.3	$26.0	$9.6
Stock-based compensation (b)	$15.6	$17.1	$18.0
Debt discount on 1.75% Convertible Senior Notes due November 15, 2018 (c)	$6.6	$6.0	$7.0
Adjustments for special items:
License amortization (d)	$7.1	—	—
Mitigation expense (d)	$0.7	—	—
Tax adjustment (e)	$0.8	—	—
Tax effect of GAAP valuation allowance and other (f)	$(2.0)	$(1.3)	$(1.3)
Non-GAAP net income	$49.6	$56.7	$61.7

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Note: The footnotes to the table above are provided following the reconciliation of net income to adjusted EBITDA that is set forth in the table immediately following below.

Other than with respect to fiscal year 2015, the foregoing line items related to the calculation of non-GAAP net income were not provided to Avago prior to execution of the Merger Agreement.

For the forecasted periods of the fiscal years ending on the Sunday nearest June 30 of each of fiscal years 2015, 2016 and 2017, Adjusted EBITDA was calculated as follows:

	Year Ending Sunday Nearest June 30,
	2015E	2016E	2017E
Net income	$(6.5)	$8.9	$28.4
Adjustments for non-cash items:
Amortization (a)	$27.3	$26.0	$9.6
Stock-based compensation (b)	$15.6	$17.1	$18.0
Debt discount on 1.75% Convertible Senior Notes due November 15, 2018 (c)	$6.6	$6.0	$7.0
Adjustments for special items:
License amortization (d)	$7.1	—	—
Mitigation expense (d)	$0.7	—	—
Tax adjustment (e)	$0.8	—	—
Tax effect of GAAP valuation allowance and other (f)	$(2.0)	$(1.3)	$(1.3)
Non-GAAP net income	$49.6	$56.7	$61.7
Interest	$3.8	$3.5	$3.5
Income taxes	$4.3	$4.9	$5.4
Depreciation	$18.6	$17.0	$17.0
Adjusted EBITDA	$76.3	$82.1	$87.6

(a)	Amortization of intangibles generally represents costs incurred by an acquired company or other third party to build value prior to Emulex’s acquisition of the intangible assets. As such, Emulex believes that it is effectively part of the transaction costs of the acquisition rather than ongoing costs of operating Emulex’s core business. As a result, Emulex believes that exclusion of these costs in presenting non-GAAP financial measures provides a means of evaluating its historical performance and projected costs and the potential for realizing cost efficiencies within Emulex’s core business. Amortization of intangibles will recur in future periods.

(b)	Stock-based compensation, a non-cash item, will recur in future periods but was excluded from non-GAAP net income and adjusted EBITDA in the forecasts provided to Avago, as the amount, nature and mix of compensation will be determined by Avago following the Effective Time.

(c)	Emulex has accreted debt discount as a result of the issuance of the Notes. Emulex believes that exclusion of this expense is useful in evaluating the performance of its ongoing operations on a period-to-period basis and relative to its competitors because Emulex believes expenses of this type are generally unrelated to its core business and such expenses will continue in future periods until maturity of the Notes.

(d)	License amortization and mitigation expense represent incurred expenses in the form of damages, sunset period royalties and settlement costs as a result of a judgment in a patent litigation proceeding with Broadcom and the related partial settlement and worldwide license agreement executed on July 3, 2012 (the “Release Agreement”). Emulex believes the exclusion of these costs related to the Broadcom patent litigation is useful in evaluating the performance of its ongoing operations on a period-to-period basis and relative to other industry participants. In this regard, Emulex notes that expenses of these types are generally unrelated to its core business.

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(e)	The tax adjustment represents various legal and accounting expenses incurred related to Emulex’s response to a Notice of Proposed Adjustment (“NOPA”) received from the Internal Revenue Service in March 2014. As indicated in its prior public filings, Emulex disagrees with the IRS’ proposed adjustments and the basis for its positions, and will administratively appeal to the IRS Appeals Office. Emulex believes that exclusion of these expenses is useful in evaluating the performance of its ongoing operations on a period-to-period basis and relative to other industry participants. In this regard, Emulex notes that expenses of this type will continue in future periods until the audits related to the NOPA are resolved.

(f)	Emulex has concluded that it is more likely than not that it will be unable to fully utilize the majority of its U.S. federal and state deferred tax assets. As a result, Emulex previously recorded a valuation allowance against those assets to the extent that they cannot be realized through net operating loss carrybacks to prior tax years. Emulex believes that eliminating the impact of a discrete adjustment of this nature and its continuing impact on Emulex’s effective tax rate is useful in evaluating the performance of Emulex’s ongoing operations on a period-to-period basis and relative to other industry participants.

Other than with respect to fiscal year 2015 and income taxes, the foregoing line items related to the calculation of Adjusted EBITDA were not provided to Avago prior to execution of the Merger Agreement.

On January 14, 2015, Emulex management reviewed with Avago Emulex’s preliminary estimates of its consolidated results of operations for the six-month and three-month periods ending December 28, 2014. On January 14, 2015, Emulex management also provided Avago an updated revenue forecast for Emulex’s ECD business for fiscal year 2015 that took into account Emulex’s estimated actual revenue for the first half of the 2015 fiscal year. Emulex informed Avago that manaement estimated that full fiscal year 2015 revenue for Emulex’s ECD business was expected at that time to be $23.1 million higher than the ECD business forecast for fiscal year 2015 provided to Avago in September 2014. Emulex also provided Avago estimated actual revenue for Emulex’s network visibility products business segment for the first half of the 2015 fiscal year, which showed a decrease of $9.0 million compared to Emulex’s quarterly AOP for the first half of 2015.

An updated consolidated forecast for Emulex for fiscal years 2015, 2016 and 2017 was not furnished to Avago in January 2015. In December 2014, Emulex’s senior management had begun to work on updates to the forecast that had been furnished to Avago in September 2014 to take into account the performance of each of Emulex’s businesses in the first half of fiscal year 2015. A revised forecast was then prepared by Emulex’s senior management on a “top down” basis (that is, by Emulex’s senior management without substantial involvement of management of Emulex’s operating units) because senior management limited the group of Emulex managers who were aware of the discussions with Avago in order to avoid potential disruption and to minimize the possibility that these discussions would become public prematurely. Emulex’s senior management also added fiscal years 2018 and 2019 to the forecast on a “top down” basis in connection with the financial analysis of Avago’s proposal. See “— Opinion of the Financial Advisor to the Emulex Board” in Item 4. Emulex’s senior management reviewed the revised forecast with the Board at its January 31, 2015 meeting.

The revised forecast was provided to Goldman Sachs, and a subset of the information included in the revised forecast (excluding (1) unlevered free cash flow and (2) forecasts for the second half of fiscal year 2015 (“H2 2015”) and fiscal years 2018 and 2019) was provided to Avago on February 18, 2015. The revised forecast is summarized in the following table:

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EMULEX CORPORATION

FORECASTED FINANCIAL INFORMATION

(Prepared by Emulex Senior Management in January 2015)

(in millions)

	Period Ending Sunday Nearest June 30,
	H2 2015E	2015E	2016E	2017E	2018E	2019E
Revenue	$207.9	$422.8	$401.6	$423.4	$432.2	$445.0
Non-GAAP net income (1)	$20.2	$48.5	$43.0	$54.5	$57.4	$59.0
Adjusted EBITDA (1)(2)	$32.0	$74.4	$65.9	$78.9	$82.9	$85.0
Unlevered free cash flow (1)	$17.0	$41.0	$13.0	$36.0	$44.0	$46.0

(1)	Adjusted EBITDA (or adjusted earnings before interest, income taxes, depreciation and amortization), non-GAAP net income and unlevered free cash flow are non-GAAP financial measures, as they exclude, or are subject to adjustments that effectively exclude, amounts included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements. These non-GAAP financial measures exclude certain expenses and reflect an additional way of viewing aspects of Emulex’s operations that, when viewed with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the results of operations and the factors and trends affecting the business. Management provided (a) Adjusted EBITDA and non-GAAP net income to Avago (and other potential bidders), Goldman Sachs and the Board and (b) unlevered free cash flow to the Board and Goldman Sachs, in order to provide such parties with alternative methods for assessing Emulex’s financial condition and operating results. Emulex also believes that the disclosure of these non-GAAP financial measures provides investors greater transparency to the information used by management for its financial and operational decision-making and enables investors to better understand Emulex’s period-over-period operating performance without regard to items that can vary substantially from company to company depending on financing and accounting methods, book values of assets, tax jurisdictions, capital structures and the methods by which assets were acquired. These measures are not in accordance with, or a substitute for, financial measures determined under GAAP, and may be different from or inconsistent with similarly labeled non-GAAP financial measures used by other companies. Adjusted EBITDA, non-GAAP net income and unlevered free cash flow should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity.

(2)	Adjusted EBITDA was not specifically included in the forecasts provided to Avago prior to execution of the Merger Agreement. However, the line items necessary to enable Avago to calculate Adjusted EBITDA were included in the forecasts furnished to Avago in mid-February.

For the forecasted periods of H2 2015 and the fiscal years ending on the Sunday nearest June 30 of each of fiscal years 2015, 2016, 2017, 2018 and 2019, non-GAAP net income is calculated as follows:

	Period Ending Sunday Nearest June 30,
	H2 2015E	2015E	2016E	2017E	2018E	2019E
Net income	$(7.5)	$(3.9)	$(5.7)	$20.8	$23.4	$28.0
Adjustments for non-cash items:
Amortization (a)	$13.1	$27.0	$26.0	$9.6	$9.6	$10.0
Stock-based compensation (b)	$8.4	$15.0	$13.0	$15.9	$14.2	$14.0
Debt discount on 1.75% Convertible Senior Notes due November 15, 2018 (c)	$3.3	$6.6	$6.0	$7.0	$9.6	$7.0
Adjustments for special items:
Royalties (d)	$1.1	$3.0	$2.0	$0.3	—	—
License amortization (d)	$1.9	$3.8	$3.1	$2.1	$1.8	—
Mitigation expense (d)	$0.2	$0.4	—	—	—	—
Tax adjustment (e)	$0.4	$0.5	—	—	—	—
Non-recurring severance and related costs and other (f)	$(0.3)	$(1.5)	—	—	—	—
Tax effect of GAAP valuation allowance (g)	$(0.4)	$(2.4)	$(1.4)	$(1.2)	$(1.2)	$(0.0)
Non-GAAP net income (h)	$20.2	$48.5	$43.0	$54.5	$57.4	$59.0

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Note: The footnotes to the table above are provided following the reconciliation of net income to unlevered free cash flow that is set forth in the second following table below.

Other than with respect to stock-based compensation, the foregoing line items related to the calculation of non-GAAP net income were not provided to Avago prior to execution of the Merger Agreement.

For the forecasted periods of H2 2015 and the fiscal years ending on the Sunday nearest June 30 of each of the years 2015, 2016, 2017, 2018 and 2019, Adjusted EBITDA is calculated as follows:

	Period Ending Sunday Nearest June 30,
	H2 2015E	2015E	2016E	2017E	2018E	2019E
Net income	$(7.5)	$(3.9)	$(5.7)	$20.8	$23.4	$28.0
Adjustments for non-cash items:
Amortization (a)	$13.1	$27.0	$26.0	$9.6	$9.6	$10.0
Stock-based compensation (b)	$8.4	$15.0	$13.0	$15.9	$14.2	$14.0
Debt discount on 1.75% Convertible Senior Notes due November 15, 2018 (c)	$3.3	$6.6	$6.0	$7.0	$9.6	$7.0
Adjustments for special items:
Royalties (d)	$1.1	$3.0	$2.0	$0.3	—	—
License amortization (d)	$1.9	$3.8	$3.1	$2.1	$1.8	—
Mitigation expense (d)	$0.2	$0.4	—	—	—	—
Tax adjustment (e)	$0.4	$0.5	—	—	—	—
Non-recurring severance and related costs and other (f)	$(0.3)	$(1.5)	—	—	—	—
Tax effect of GAAP valuation allowance (g)	$(0.4)	$(2.4)	$(1.4)	$(1.2)	$(1.2)	$(0.0)
Non-GAAP net income (h)	$20.2	$48.5	$43.0	$54.5	$57.4	$59.0
Interest	$1.9	$3.8	$3.7	$3.7	$3.8	$4.0
Income taxes	$0.6	$3.5	$3.2	$4.7	$5.7	$6.0
Depreciation	$9.3	$18.6	$16.0	$16.0	$16.0	$16.0
Adjusted EBITDA	$32.0	$74.4	$65.9	$78.9	$82.9	$85.0

Note: The footnotes to the table above are provided following the reconciliation of net income to unlevered free cash flow that is set forth in the table immediately following below.

For the forecasted periods of H2 2015 and the fiscal years ending on the Sunday nearest June 30 of each of the years 2015, 2016, 2017, 2018 and 2019, unlevered free cash flow is calculated as follows:

7

	Period Ending Sunday Nearest June 30,
	H2 2015E	2015E	2016E	2017E	2018E	2019E
Net income	$(7.5)	$(3.9)	$(5.7)	$20.8	$23.4	$28.0
Adjustments for non-cash items:
Amortization (a)	$13.1	$27.0	$26.0	$9.6	$9.6	$10.0
Stock-based compensation (b)	$8.4	$15.0	$13.0	$15.9	$14.2	$14.0
Debt discount on 1.75% Convertible Senior Notes due November 15, 2018 (c)	$3.3	$6.6	$6.0	$7.0	$9.6	$7.0
Adjustments for special items:
Royalties (d)	$1.1	$3.0	$2.0	$0.3	—	—
License amortization (d)	$1.9	$3.8	$3.1	$2.1	$1.8	—
Mitigation expense (d)	$0.2	$0.4	—	—	—	—
Tax adjustment (e)	$0.4	$0.5	—	—	—	—
Non-recurring severance and related costs and other (f)	$(0.3)	$(1.5)	—	—	—	—
Tax effect of GAAP valuation allowance (g)	$(0.4)	$(2.4)	$(1.4)	$(1.2)	$(1.2)	$(0.0)
Non-GAAP net income (h)	$20.2	$48.5	$43.0	$54.5	$57.4	$59.0
Interest	$1.9	$3.8	$3.7	$3.7	$3.8	$4.0
Income taxes	$0.6	$3.5	$3.2	$4.7	$5.7	$6.0
Depreciation	$9.3	$18.6	$16.0	$16.0	$16.0	$16.0
Adjusted EBITDA	$32.0	$74.4	$65.9	$78.9	$82.9	$85.0
Adjustments for cash items:
Income taxes	$(0.6)	$(3.5)	$(3.2)	$(4.7)	$(5.7)	$(6.0)
Capital expenditures	$(8.0)	$(17.3)	$(16.0)	$(16.0)	$(16.0)	$(16.0)
Change in working capital	$4.0	$5.0	$1.7	$(6.0)	$(3.5)	$(4.0)
Adjustments for special items:
Royalties (d)	$(1.1)	$(3.0)	$(2.0)	$(0.3)	—	—
License amortization (d)	$(1.9)	$(3.8)	$(3.1)	$(2.1)	$(1.8)	—
Mitigation expense (d)	$(0.2)	$(0.4)	—	—	—	—
Tax adjustment (e)	$(0.4)	$(0.5)	$(20.0)	—	—	—
Other	$1.6	$5.1	$2.7	$2.1	$2.3	$1.0
Stock-based compensation (b)	$(8.4)	$(15.0)	$(13.0)	$(15.9)	$(14.2)	$(14.0)
Unlevered free cash flow (i)	$17.0	$41.0	$13.0	$36.0	$44.0	$46.0

(a)	Amortization of intangibles generally represents costs incurred by an acquired company or other third party to build value prior to Emulex’s acquisition of the intangible assets. As such, Emulex believes that it is effectively part of the transaction costs of the acquisition rather than ongoing costs of operating Emulex’s core business. As a result, Emulex believes that exclusion of these costs in presenting non-GAAP financial measures provides a means of evaluating its historical performance and projected costs and the potential for realizing cost efficiencies within Emulex’s core business. Amortization of intangibles will recur in future periods.

(b)	Stock-based compensation, a non-cash item, will recur in future periods but was excluded from non-GAAP net income and adjusted EBITDA in the forecasts provided to Goldman Sachs and Avago, as the amount, nature and mix of compensation will be determined by Avago following the Effective Time.

8

(c)	Emulex has accreted debt discount as a result of the issuance of the Notes. Emulex believes that exclusion of this expense is useful in evaluating the performance of its ongoing operations on a period-to-period basis and relative to its competitors because Emulex believes expenses of this type are generally unrelated to its core business and such expenses will continue in future periods until maturity of the Notes.

(d)	License amortization and mitigation expense represent incurred expenses in the form of damages, sunset period royalties and settlement costs as a result of a judgment in a patent litigation proceeding with Broadcom and the related Release Agreement. Emulex believes the exclusion of these costs related to the Broadcom patent litigation is useful in evaluating the performance of its ongoing operations on a period-to-period basis and relative to other industry participants. In this regard, Emulex notes that expenses of these types are generally unrelated to its core business.

(e)	The tax adjustment represents various legal and accounting expenses incurred related to Emulex’s response to a NOPA received from the Internal Revenue Service in March 2014. As indicated in its prior public filings, Emulex disagrees with the IRS’ proposed adjustments and the basis for its positions, and will administratively appeal to the IRS Appeals Office. Emulex believes that exclusion of these expenses is useful in evaluating the performance of its ongoing operations on a period-to-period basis and relative to other industry participants. In this regard, Emulex notes that expenses of this type will continue in future periods until the audits related to the NOPA are resolved.

(f)	Emulex has recognized expenses related to an organizational restructure including closure and consolidation of certain facilities, as well as severance and related costs. Emulex believes that exclusion of these expenses is useful in evaluating the performance of Emulex’s ongoing operations on a period-to-period basis and relative to other industry participants. In this regard, Emulex notes that expenses of this type may be incurred in future periods in response to changing economic conditions or in connection with strategic initiatives.

(g)	Emulex has concluded that it is more likely than not that it will be unable to fully utilize the majority of its U.S. federal and state deferred tax assets. As a result, Emulex previously recorded a valuation allowance against those assets to the extent that they cannot be realized through net operating loss carrybacks to prior tax years. Emulex believes that eliminating the impact of a discrete adjustment of this nature and its continuing impact on its effective tax rate is useful in evaluating the performance of Emulex’s ongoing operations on a period-to-period basis and relative to other industry participants.

(h)	Materials used by Goldman Sachs in its analyses (see “— Opinion of the Financial Advisor to the Emulex Board” in Item 4) and provided to the Board at the February 21, 2015 and February 25, 2015 Board meetings in connection with such analyses reflected each of the foregoing six items on a tax-effected basis; the forecasts furnished by Emulex to Avago reflected the tax effects on an aggregate basis. Non-GAAP net income was the same in both presentations.

(i)	Materials used by Goldman Sachs in its analyses (see “— Opinion of the Financial Advisor to the Emulex Board” in Item 4) and provided to the Board at the February 21, 2015 and February 25, 2015 Board meetings in connection with such analyses reflected each of the foregoing six items on a tax-effected basis; the above reconciliation reflected the tax effects on an aggregate basis. Unlevered free cash flow above is the same as the unlevered free cash flow in such analyses.

Other than depreciation, capital expenditures, change in working capital, stock-based compensation, interest and income taxes, the foregoing line items related to the calculation of unlevered free cash flow were not provided to Avago prior to execution of the Merger Agreement.

The foregoing forecasts are included in this Statement solely because Emulex provided them to the Board, Goldman Sachs and, as to fiscal years 2015 – 2017 and excluding unlevered free cash flow, Avago in connection with the Transaction. The forecasts reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific assumptions to Emulex’s business, all of which are difficult to predict and many of which are beyond Emulex’s control. These assumptions are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. In providing its financial advice and preparing its fairness opinion, Goldman Sachs assumed that the forecasts were prepared in good faith based on assumptions believed by management to be reasonable at the time the forecasts were made. While management so prepared the forecasts, there can be no assurance that the estimates and assumptions used to prepare the forecasts will prove to be accurate, and actual results may materially differ. As such, the forecasts constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in Emulex’s Form 10-K for the year ending June 29, 2014 and the other reports filed by Emulex with the SEC. The forecasts cover multiple years, and such information by its nature becomes less reliable with each successive year.

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The forecasts were not prepared with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The forecasts were prepared by Emulex’s management. Neither Emulex’s independent registered public accounting firm, nor any other independent accountants, nor Goldman Sachs have compiled, examined or performed any procedures with respect to the forecasts, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the forecasts. Furthermore, the forecasts do not take into account any circumstances or events occurring after the date they were prepared.

Emulex’s filings with the SEC are available at www.sec.gov. Readers of this Statement are cautioned not to place undue reliance on the forecasts. The inclusion of the forecasts in this Statement should not be regarded as an indication that Emulex considers the forecasts to be predictive of actual future events, and the forecasts should not be relied upon as such. None of Emulex, Purchaser, Avago or their respective affiliates, advisors, officers, directors or advisors can give any assurance that actual results will not differ from the forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the forecasts to reflect circumstances existing after the date such forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the forecasts are shown to be in error. None of Emulex, Purchaser, Avago or any of their respective affiliates intends to make publicly available any update or other revisions to the forecasts, except as required by law. None of Emulex, Purchaser, Avago or their respective affiliates, advisors, officers, directors or advisors has made or makes any representation to any Shareholder or other person regarding the ultimate performance of Emulex compared to the information contained in the forecasts or that forecasted results will be achieved. None of Emulex, Purchaser, Avago or any of their respective affiliates or representatives makes any representation to any other person regarding the forecasts. The forecasts are not being included in this Statement to influence a Shareholder’s decision whether to tender his, her or its Shares in the Offer.

Certain Litigation

On March 3, 2015, two putative shareholder class action complaints were filed in the Court of Chancery of the State of Delaware against Emulex, its directors, Avago and Purchaser, captioned as follows: James Tullman v. Emulex Corporation, et al., Case No. 10743-VCL (Del. Ch.); Moshe Silver ACF/Yehudit Silver U/NY/UTMA v. Emulex Corporation, et al., Case No. 10744-VCL (Del. Ch.). On March 11, 2015, a third complaint was filed in the Delaware Court of Chancery, captioned Hoai Vu v. Emulex Corporation, et al., Case No. 10776-VCL (Del. Ch.). The complaints allege, among other things, that Emulex’s directors breached their fiduciary duties by approving the Merger Agreement, and that Avago and Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaints seek, among other things, either to enjoin the proposed transaction or to rescind it should it be consummated, as well as damages, including attorneys’ and experts’ fees. The Delaware Court of Chancery has entered an order consolidating the three Delaware actions under the caption In re Emulex Corporation Stockholder Litigation, Consolidated C.A. No. 10743-VCL.

On April 8, 2015, a class action complaint was filed in the United States District Court for the Central District of California, entitled Gary Varjabedian, et al. v. Emulex Corporation, et al., No. 8:15-cv-554-CJC-JCG. The complaint names as defendants Emulex, its directors, Avago and Purchaser, and purports to assert claims under Sections 14(d), 14(e) and 20(a) of the Exchange Act. The complaint alleges that the Board failed to provide material information and/or omitted material information from the Statement. The complaint seeks to enjoin the Offer as well as certain other equitable relief and attorneys’ fees and costs.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMULEX CORPORATION

By: /s/ Jeffrey W. Benck
Name: Jeffrey W. Benck
Title: President and Chief Executive Officer

Dated: April 21, 2015

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